C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK: 945

For Immediate Release
February 11, 2016

Manulife Financial Corporation increases dividend

TORONTO - Manulife Financial Corporation’s Board of Directors today announced an increase of 9% or 1.5 cents per share to its quarterly shareholders’ dividend resulting in a dividend of 18.5 cents per share on the common shares of Manulife Financial Corporation (the “Company”), payable on and after March 21, 2016 to shareholders of record at the close of business on February 24, 2016.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after March 19, 2016 to shareholders of record at the close of business on February 24, 2016:

• Class A Shares Series 2 - $0.29063 per share
• Class A Shares Series 3 - $0.28125 per share
• Class 1 Shares Series 3 - $0.2625 per share
• Class 1 Shares Series 5 - $0.275 per share
• Class 1 Shares Series 7 - $0.2875 per share
• Class 1 Shares Series 9 - $0.275 per share
• Class 1 Shares Series 11 - $0.25 per share
• Class 1 Shares Series 13 - $0.2375 per share
• Class 1 Shares Series 15 - $0.24375 per share
• Class 1 Shares Series 17 - $0.24375 per share
• Class 1 Shares Series 19 - $0.2375 per share

In respect of the Company’s March 21, 2016 common share dividend payment date, the Board has decided that the common shares in connection with the reinvestment of dividends and optional cash purchases pursuant to the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan be purchased on the open market. The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.

About Manulife

Manulife Financial Corporation is a leading international financial services group providing forward-thinking solutions to help people with their big financial decisions.  We operate as John Hancock in the United States, and Manulife elsewhere.  We provide financial advice, insurance and wealth and asset management solutions for individuals, groups and institutions.  At the end of 2015, we had approximately 34,000 employees, 63,000 agents, and thousands of distribution partners, serving 20 million customers.  At the end of December 2015, we had $935 billion (US$676 billion) in assets under management and administration, and in the previous 12 months we made more than $24.6 billion in benefits, interest and other payments to our customers.  Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years.  With our global headquarters in Toronto, Canada, we trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges and under ‘945’ in Hong Kong.  Follow Manulife on Twitter @ManulifeNews or visit www.manulife.com or www.johnhancock.com.

Media Contact: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com

Manulife.com